================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              TENNECO THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tenneco Thrift Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Thrift Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, included as Schedule I, reportable transactions -- series of transactions for the year ended December 31, 1997, included as Schedule II, and reportable transactions -- single transactions for the year ended December 31, 1997, included as Schedule III, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 15, 1998

                              TENNECO THRIFT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                    1997             1996
                                                                    ----             ----
ASSETS:
  Investments--
     Corporate securities--
       Tenneco Inc. common stock............................    $114,659,139    $  316,969,191
       El Paso Natural Gas Company common stock.............      12,370,862        32,182,638
       Newport News Shipbuilding Inc. common stock..........       9,793,554        20,557,371
                                                                ------------    --------------
                                                                 136,823,555       369,709,200
     Collective trust funds--
       BZW Barclays Equity Index Fund.......................      44,326,926        75,787,788
       BZW Barclays U.S. Debt Market Index Fund.............       6,277,275        14,091,620
                                                                ------------    --------------
                                                                  50,604,201        89,879,408
     Registered investment companies--
       Fidelity Growth Company Fund.........................      51,842,749       118,404,041
       INVESCO Value Trust Total Return Fund................      12,086,577         9,334,811
       Putnam New Opportunities Fund........................      23,249,618        55,365,566
       Templeton Foreign Fund...............................       8,060,909        11,906,314
                                                                ------------    --------------
                                                                  95,239,853       195,010,732
     U.S. Treasury notes....................................       6,010,320       102,593,340
     BASIC Agreement on U.S. Treasury notes.................          (8,557)         (619,267)
     Nations Cash Reserves..................................      96,295,832       319,522,676
     Guaranteed investment contract.........................         221,242                --
     Participant loans receivable...........................       9,098,108        36,479,042
                                                                ------------    --------------
          Total investments.................................     394,284,554     1,112,575,131
                                                                ------------    --------------
  Receivables--
     Employees' contributions...............................         687,351         1,377,863
     Employers' contributions...............................         599,077         1,302,516
     Accrued interest.......................................         701,953         2,822,003
                                                                ------------    --------------
                                                                   1,988,381         5,502,382
  Cash......................................................              59             7,805
                                                                ------------    --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................    $396,272,994    $1,118,085,318
                                                                ============    ==============

The accompanying notes to financial statements are an integral part of these financial statements.

                              TENNECO THRIFT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year...    $1,118,085,318
                                                                --------------
ADD:
  Dividends --
     Tenneco Inc............................................         3,349,034
     Other corporate securities.............................           373,209
     Registered investment companies........................         6,933,603
  Interest..................................................         6,598,893
                                                                --------------
                                                                    17,254,739
  Net appreciation in fair value of investments.............         7,846,716
                                                                --------------
            Net investment income...........................        25,101,455
  Contributions --
     Employees..............................................        22,356,415
     Employers..............................................        20,025,767
     Rollovers..............................................         2,260,903
                                                                --------------
                                                                    44,643,085
  Repayment of loan interest................................           631,154
  Transfers from other plans (Note 7).......................        24,081,550
                                                                --------------
            Total additions.................................        94,457,244
                                                                --------------
DEDUCT:
  Withdrawals...............................................        58,142,961
  Administrative expenses...................................           828,146
  Transfers to other plans (Note 6).........................       757,298,461
                                                                --------------
            Total deductions................................       816,269,568
                                                                --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year.........    $  396,272,994
                                                                ==============

The accompanying notes to financial statements are an integral part of this financial statement.

                              TENNECO THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. DESCRIPTION OF THE THRIFT PLAN:

The following description of the Tenneco Thrift Plan (the Thrift Plan) provides only general information. Participants should refer to the Thrift Plan document for a more complete description of the Thrift Plan's provisions.

GENERAL

The Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Thrift Plan covers eligible employees of Tenneco Inc. and its subsidiaries (collectively, the Employers) that have adopted the Thrift Plan.

CONTRIBUTIONS

Eligible employees electing to participate in the Thrift Plan may make salary deferral contributions by payroll deduction of not less than 4 percent nor greater than 8 percent of their base salary, with such contributions limited to $9,500 for 1997. The Employers contribute on behalf of the participant an amount up to the participant's contribution according to the following percentages of the participant's base salary, based on the number of years of participation in the Thrift Plan: 4 percent-through three years; 5 percent-over three through five years; 6 percent-over five through seven years; and 8 percent-over seven years. The participant immediately vests in Employers' contributions.

Employers' contributions are made in the form of Tenneco Inc. common stock. The Employers' matching contributions and the related earnings made after January 1, 1993, must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

VESTING

All participants are 100 percent vested in their entire account balance in the Thrift Plan.

WITHDRAWALS AND PARTICIPANT LOANS

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may request an in-service withdrawal. If a participant has not attained age 59 1/2, he may elect to withdraw all or part of his account balance, reduced by the portion of his account balance attributable to salary deferral contributions. A participant who has not attained age 55 may request an in-service withdrawal of his employee contributions made prior to April 1, 1984, and any Employers' matching contributions credited to his account prior to January 1, 1993. Plan equity as of December 31, 1997 and 1996, includes amounts pending distribution to participants of $415,429 and $1,176,181, respectively. Amounts pending distribution to participants as of December 31, 1996, did not include transfers to the Newport News and El Paso plans (see Note 6).

Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. Loans bear interest at a rate commensurate with prevailing rates. The current interest rate for new loans was 7.75 percent as of December 31, 1997 and 1996. Loan principal and interest repayments are made through payroll deductions.

ADMINISTRATION

The Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank of Texas, N.A. (the Trustee), was the trustee of the Thrift Plan Trust (the Trust) prior to February 1, 1998. During 1997, the Defined Contribution Division of NationsBank of Texas, N.A., was purchased by Bankers Trust Company. Effective February 1, 1998, the Thrift Plan transferred all assets to Bankers Trust Company.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Thrift Plan are presented on the accrual basis of accounting. The investments of the Thrift Plan are reported at quoted market value except for the BASIC Agreement on U.S. Treasury notes whose market value is based upon the difference between the quoted market value of the U.S. Treasury notes and the amortized cost of the related securities. The guaranteed investment contract is carried at contract value which approximates fair value. Participant loans receivable are reported at cost which approximates fair value.

EARNINGS

Individual participants' accounts are credited daily with investment earnings and losses for each investment option in the ratio that the participant's account balance bears to all account balances.

EXPENSES

Substantially all administrative expenses are paid by the Thrift Plan. These expenses include record-keeping, audit and Trustee fees.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3. INVESTMENT OPTIONS:

Participants may invest salary deferral contributions credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock

     BZW Barclays Equity Index Fund -- Fund seeks to earn high returns by investing in a broad array of established U.S. companies.

     BZW Barclays U.S. Debt Market Index Fund -- Fund seeks to earn moderate returns with a moderate level of risk by investing in a diversified portfolio of high-quality U.S. Government, corporate, mortgage-backed and asset-backed bonds.

     Fidelity Growth Company Fund -- Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies believed to have above-average growth.

     INVESCO Value Trust Total Return Fund -- Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     Putnam New Opportunities Fund -- Fund seeks to achieve long-term capital appreciation primarily through common stock investments in companies in economic sectors with above-average prospects for growth.

     Templeton Foreign Fund -- Fund invests in stocks and debt obligations of companies and governments outside the U.S.

     Money Market Fund -- Invests in Nations Cash Reserves, which seeks to preserve principal value and maintain a high degree of liquidity while providing current income. The fund also invests in U.S. Treasury securities (see Note 4) and holds the guaranteed investment contract, which is frozen to new participation.

Shares of Newport News Shipbuilding Inc. (Newport News) common stock, received through a 1996 distribution to shareholders, and El Paso Natural Gas Company (El
Paso) common stock, received through a 1996 merger transaction, are held in separate funds; however, participants cannot direct contributions or fund transfers to these funds. Interest and dividends earned by these funds are transferred to the Money Market Fund.

See Exhibits 1 and 2 for individual fund information.

4. BASIC AGREEMENT:

Effective November 24, 1993, the Thrift Plan entered into the Benefit Accessible Securities Investment Contract (BASIC) Master Agreement (BASIC Agreement) with Bankers Trust Company (Delaware) in order to increase the rate of return of the Money Market Fund (formerly Time Deposits). Under the BASIC Agreement, monies are invested in U.S. Treasury securities (the Securities) with original maturities ranging from approximately 11 months to 37 months. The BASIC Agreement provides that, in the event of liquidation required to pay withdrawals, the Securities will be sold to Bankers Trust Company at face value adjusted for any unamortized premium/discount and BASIC Agreement fee. As a result, the Thrift Plan is generally protected from declines in the market value of the Securities and relinquishes the benefits of appreciation in their market value.

As consideration for the BASIC Agreement, the Thrift Plan is required to pay an initial fee to Bankers Trust Company; such fee is being amortized over the term of the Securities. As of December 31, 1997 and 1996, the BASIC Agreement had an amortized cost of $545 and $73,125 and a market value of $(8,557) and $(619,267), respectively.

5. FEDERAL INCOME TAXES:

The Thrift Plan obtained its latest determination letter on August 19, 1996, in which the Internal Revenue Service stated that the Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Thrift Plan has been amended since receiving the determination letter. However, the Thrift Plan administrator believes that the Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Thrift Plan administrator believes that the Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A participant is not subject to federal income tax on matching Employer contributions, salary deferral contributions or earnings on such participant's account balance until distributed.

6. TRANSFERS TO OTHER PLANS:

In conjunction with the distribution discussed in Note 3, the participation of Newport News employees in the Thrift Plan ceased and their Thrift Plan account balances, totaling approximately $523,000,000, were transferred in January 1997 to a new plan established by Newport News.

In conjunction with the merger discussed in Note 3, the participation of employees transferring to El Paso in the Thrift Plan ceased and their Thrift Plan account balances, totaling approximately $234,000,000, were transferred in January 1997 to an existing plan of El Paso.

7. TRANSFERS FROM OTHER PLANS:

Effective August 1, 1997, the salaried employees of The Pullman Company either who were actively employed on August 1, 1997, or who were not actively employed but maintained an account balance under the Pullman

Employee Investment Plan (the Pullman Plan) became eligible to participate in the Thrift Plan and the Pullman Plan was merged into the Thrift Plan. In conjunction with the merger, the Thrift Plan received approximately $19,000,000 from Fidelity Trust Management Company, the Pullman Plan trustee.

In addition, effective August 1, 1997, the account balances of the salaried participants of the Tenneco Packaging Inc. 401(k) Savings Plan (the Packaging
Plan) were merged into the Thrift Plan. In conjunction with the merger, the Thrift Plan received approximately $5,000,000 from Norwest, the Packaging Plan trustee.

8. TERMINATION OF THE THRIFT PLAN:

Although the participating Employers intend to continue the Thrift Plan indefinitely, they reserve the right to terminate the Thrift Plan or withdraw from participation in the Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Thrift Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

                                                                       EXHIBIT 1

                              TENNECO THRIFT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997

                                                                   PARTICIPANT-DIRECTED INVESTMENTS
                                                -----------------------------------------------------------------------
                                                                   BZW        BZW BARCLAYS    FIDELITY       INVESCO
                                                TENNECO INC.     BARCLAYS      U.S. DEBT       GROWTH      VALUE TRUST
                                                   COMMON      EQUITY INDEX   MARKET INDEX     COMPANY     TOTAL RETURN
                                                   STOCK           FUND           FUND          FUND           FUND
                                                ------------   ------------   ------------   -----------   ------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock.................  $61,357,748    $        --     $       --    $        --   $        --
    El Paso Natural Gas Company common
      stock...................................           --             --             --             --            --
    Newport News Shipbuilding Inc. common
      stock...................................           --             --             --             --            --
                                                -----------    -----------     ----------    -----------   -----------
                                                 61,357,748             --             --             --            --
   Collective trust funds --
    BZW Barclays Equity Index Fund............           --     44,326,926             --             --            --
    BZW Barclays U.S. Debt Market Index
      Fund....................................           --             --      6,277,275             --            --
                                                -----------    -----------     ----------    -----------   -----------
                                                         --     44,326,926      6,277,275             --            --
   Registered investment companies --
    Fidelity Growth Company Fund..............           --             --             --     51,842,749            --
    INVESCO Value Trust Total Return Fund.....           --             --             --             --    12,086,577
    Putnam New Opportunities Fund.............           --             --             --             --            --
    Templeton Foreign Fund....................           --             --             --             --            --
                                                -----------    -----------     ----------    -----------   -----------
                                                         --             --             --     51,842,749    12,086,577
   U.S. Treasury note.........................           --             --             --             --            --
   BASIC Agreement on U.S. Treasury note......           --             --             --             --            --
   Nations Cash Reserves......................    2,091,502             --             --             --            --
   Guaranteed investment contract.............           --             --             --             --            --
   Participant loans receivable...............           --             --             --             --            --
                                                -----------    -----------     ----------    -----------   -----------
      Total investments.......................   63,449,250     44,326,926      6,277,275     51,842,749    12,086,577
                                                -----------    -----------     ----------    -----------   -----------
 Receivables --
   Employees' contributions...................      124,354        101,275         16,709        145,033        30,997
   Employers' contributions...................           --             --             --             --            --
   Accrued interest...........................        8,185          1,945            185          2,521         3,607
                                                -----------    -----------     ----------    -----------   -----------
                                                    132,539        103,220         16,894        147,554        34,604
 Cash.........................................           --             37             22             --            --
OPTION TRANSFERS RECEIVABLE (PAYABLE).........      112,735         (2,312)       (23,151)        23,057        15,221
                                                -----------    -----------     ----------    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS........  $63,694,524    $44,427,871     $6,271,040    $52,013,360   $12,136,402
                                                ===========    ===========     ==========    ===========   ===========

                                                           PARTICIPANT-DIRECTED INVESTMENTS
                                                ------------------------------------------------------
                                                   PUTNAM
                                                     NEW        TEMPLETON       MONEY
                                                OPPORTUNITIES    FOREIGN       MARKET      PARTICIPANT
                                                    FUND           FUND         FUND          LOANS
                                                -------------   ----------   -----------   -----------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock.................   $        --    $      --    $        --   $       --
    El Paso Natural Gas Company common
      stock...................................            --           --             --           --
    Newport News Shipbuilding Inc. common
      stock...................................            --           --             --           --
                                                 -----------    ----------   -----------   ----------
                                                          --           --             --           --
   Collective trust funds --
    BZW Barclays Equity Index Fund............            --           --             --           --
    BZW Barclays U.S. Debt Market Index
      Fund....................................            --           --             --           --
                                                 -----------    ----------   -----------   ----------
                                                          --           --             --           --
   Registered investment companies --
    Fidelity Growth Company Fund..............            --           --             --           --
    INVESCO Value Trust Total Return Fund.....            --           --             --           --
    Putnam New Opportunities Fund.............    23,249,618           --             --           --
    Templeton Foreign Fund....................            --    8,060,909             --           --
                                                 -----------    ----------   -----------   ----------
                                                  23,249,618    8,060,909             --           --
   U.S. Treasury note.........................            --           --      6,010,320           --
   BASIC Agreement on U.S. Treasury note......            --           --         (8,557)          --
   Nations Cash Reserves......................            --           --     91,536,551           --
   Guaranteed investment contract.............            --           --        221,242           --
   Participant loans receivable...............            --           --             --    9,098,108
                                                 -----------    ----------   -----------   ----------
      Total investments.......................    23,249,618    8,060,909     97,759,556    9,098,108
                                                 -----------    ----------   -----------   ----------
 Receivables --
   Employees' contributions...................        79,530       28,059        161,394           --
   Employers' contributions...................            --           --             --           --
   Accrued interest...........................         1,477          623        598,354           --
                                                 -----------    ----------   -----------   ----------
                                                      81,007       28,682        759,748           --
 Cash.........................................            --           --             --           --
OPTION TRANSFERS RECEIVABLE (PAYABLE).........       (22,509)     (39,639)        46,555      (87,901)
                                                 -----------    ----------   -----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS........   $23,308,116    $8,049,952   $98,565,859   $9,010,207
                                                 ===========    ==========   ===========   ==========












                                                         NONPARTICIPANT-DIRECTED INVESTMENTS
                                                -----------------------------------------------------
                                                                 EL PASO      NEWPORT NEWS
                                                TENNECO INC.   NATURAL GAS    SHIPBUILDING
                                                   COMMON        COMPANY          INC.       CLEARING
                                                   STOCK       COMMON STOCK   COMMON STOCK   ACCOUNT       TOTAL
                                                ------------   ------------   ------------   --------   ------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock.................  $53,301,391    $        --     $       --    $     --   $114,659,139
    El Paso Natural Gas Company common
      stock...................................           --     12,370,862             --          --     12,370,862
    Newport News Shipbuilding Inc. common
      stock...................................           --             --      9,793,554          --      9,793,554
                                                -----------    -----------     ----------    --------   ------------
                                                 53,301,391     12,370,862      9,793,554          --    136,823,555
   Collective trust funds --
    BZW Barclays Equity Index Fund............           --             --             --          --     44,326,926
    BZW Barclays U.S. Debt Market Index
      Fund....................................           --             --             --          --      6,277,275
                                                -----------    -----------     ----------    --------   ------------
                                                         --             --             --          --     50,604,201
   Registered investment companies --
    Fidelity Growth Company Fund..............           --             --             --          --     51,842,749
    INVESCO Value Trust Total Return Fund.....           --             --             --          --     12,086,577
    Putnam New Opportunities Fund.............           --             --             --          --     23,249,618
    Templeton Foreign Fund....................           --             --             --          --      8,060,909
                                                -----------    -----------     ----------    --------   ------------
                                                         --             --             --          --     95,239,853
   U.S. Treasury note.........................           --             --             --          --      6,010,320
   BASIC Agreement on U.S. Treasury note......           --             --             --          --         (8,557)
   Nations Cash Reserves......................    1,816,885        233,873        190,601     426,420     96,295,832
   Guaranteed investment contract.............           --             --             --          --        221,242
   Participant loans receivable...............           --             --             --          --      9,098,108
                                                -----------    -----------     ----------    --------   ------------
      Total investments.......................   55,118,276     12,604,735      9,984,155     426,420    394,284,554
                                                -----------    -----------     ----------    --------   ------------
 Receivables --
   Employees' contributions...................           --             --             --          --        687,351
   Employers' contributions...................      599,077             --             --          --        599,077
   Accrued interest...........................       10,248         69,871            776       4,161        701,953
                                                -----------    -----------     ----------    --------   ------------
                                                    609,325         69,871            776       4,161      1,988,381
 Cash.........................................           --             --             --          --             59
OPTION TRANSFERS RECEIVABLE (PAYABLE).........       19,895        (74,138)        (4,632)     36,819             --
                                                -----------    -----------     ----------    --------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS........  $55,747,496    $12,600,468     $9,980,299    $467,400   $396,272,994
                                                ===========    ===========     ==========    ========   ============

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 1
                                                                       CONTINUED

                              TENNECO THRIFT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1996

                                                                 PARTICIPANT-DIRECTED INVESTMENTS
                                             ------------------------------------------------------------------------
                                                                BZW        BZW BARCLAYS     FIDELITY       INVESCO
                                             TENNECO INC.     BARCLAYS      U.S. DEBT        GROWTH      VALUE TRUST
                                                COMMON      EQUITY INDEX   MARKET INDEX     COMPANY      TOTAL RETURN
                                                STOCK           FUND           FUND           FUND           FUND
                                             ------------   ------------   ------------   ------------   ------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock..............  $177,195,021   $        --    $        --    $         --    $       --
    El Paso Natural Gas Company common
      stock................................            --            --             --              --            --
    Newport News Shipbuilding Inc. common
      stock................................            --            --             --              --            --
                                             ------------   -----------    -----------    ------------    ----------
                                              177,195,021            --             --              --            --
   Collective trust funds --
    BZW Barclays Equity Index Fund.........            --    75,787,788             --              --            --
    BZW Barclays U.S. Debt Market Index
      Fund.................................            --            --     14,091,620              --            --
                                             ------------   -----------    -----------    ------------    ----------
                                                       --    75,787,788     14,091,620              --            --
   Registered investment companies --
    Fidelity Growth Company Fund...........            --            --             --     118,404,041            --
    INVESCO Value Trust Total Return
      Fund.................................            --            --             --              --     9,334,811
    Putnam New Opportunities Fund..........            --            --             --              --            --
    Templeton Foreign Fund.................            --            --             --              --            --
                                             ------------   -----------    -----------    ------------    ----------
                                                       --            --             --     118,404,041     9,334,811
   U.S. Treasury notes.....................            --            --             --              --            --
   BASIC Agreement on U.S. Treasury
    notes..................................            --            --             --              --            --
   Nations Cash Reserves...................     3,854,941            --             --              --            --
   Participant loans receivable............            --            --             --              --            --
                                             ------------   -----------    -----------    ------------    ----------
      Total investments....................   181,049,962    75,787,788     14,091,620     118,404,041     9,334,811
                                             ------------   -----------    -----------    ------------    ----------
 Receivables --
   Employees' contributions................       193,496       123,193         29,132         244,340        28,522
   Employers' contributions................            --            --             --              --            --
   Accrued interest........................        14,489            --             --              --        14,862
                                             ------------   -----------    -----------    ------------    ----------
                                                  207,985       123,193         29,132         244,340        43,384
 Cash......................................            --            14             14              --            --
OPTION TRANSFERS RECEIVABLE (PAYABLE)......       (62,626)       76,514         (6,850)         94,039        26,685
                                             ------------   -----------    -----------    ------------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....  $181,195,321   $75,987,509    $14,113,916    $118,742,420    $9,404,880
                                             ============   ===========    ===========    ============    ==========

                                                         PARTICIPANT-DIRECTED INVESTMENTS
                                             --------------------------------------------------------
                                                PUTNAM
                                                  NEW         TEMPLETON       MONEY
                                             OPPORTUNITIES     FOREIGN        MARKET      PARTICIPANT
                                                 FUND           FUND           FUND          LOANS
                                             -------------   -----------   ------------   -----------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock..............   $        --    $        --   $         --   $        --
    El Paso Natural Gas Company common
      stock................................            --             --             --            --
    Newport News Shipbuilding Inc. common
      stock................................            --             --             --            --
                                              -----------    -----------   ------------   -----------
                                                       --             --             --            --
   Collective trust funds --
    BZW Barclays Equity Index Fund.........            --             --             --            --
    BZW Barclays U.S. Debt Market Index
      Fund.................................            --             --             --            --
                                              -----------    -----------   ------------   -----------
                                                       --             --             --            --
   Registered investment companies --
    Fidelity Growth Company Fund...........            --             --             --            --
    INVESCO Value Trust Total Return
      Fund.................................            --             --             --            --
    Putnam New Opportunities Fund..........    55,365,566             --             --            --
    Templeton Foreign Fund.................            --     11,906,314             --            --
                                              -----------    -----------   ------------   -----------
                                               55,365,566     11,906,314             --            --
   U.S. Treasury notes.....................            --             --    102,593,340            --
   BASIC Agreement on U.S. Treasury
    notes..................................            --             --       (619,267)           --
   Nations Cash Reserves...................            --             --    309,860,733            --
   Participant loans receivable............            --             --             --    36,479,042
                                              -----------    -----------   ------------   -----------
      Total investments....................    55,365,566     11,906,314    411,834,806    36,479,042
                                              -----------    -----------   ------------   -----------
 Receivables --
   Employees' contributions................       172,729         30,414        556,037            --
   Employers' contributions................            --             --             --            --
   Accrued interest........................            --             --      2,691,203        76,040
                                              -----------    -----------   ------------   -----------
                                                  172,729         30,414      3,247,240        76,040
 Cash......................................            --             --             --            --
OPTION TRANSFERS RECEIVABLE (PAYABLE)......       296,181         97,188       (224,232)     (420,581)
                                              -----------    -----------   ------------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....   $55,834,476    $12,033,916   $414,857,814   $36,134,501
                                              ===========    ===========   ============   ===========











                                                       NONPARTICIPANT-DIRECTED INVESTMENTS
                                             -------------------------------------------------------
                                                              EL PASO      NEWPORT NEWS
                                             TENNECO INC.   NATURAL GAS    SHIPBUILDING
                                                COMMON        COMPANY          INC.        CLEARING
                                                STOCK       COMMON STOCK   COMMON STOCK    ACCOUNT         TOTAL
                                             ------------   ------------   ------------   ----------   --------------
ASSETS:
 Investments, at market value --
   Corporate securities --
    Tenneco Inc. common stock..............  $139,774,170   $        --    $        --    $       --   $  316,969,191
    El Paso Natural Gas Company common
      stock................................            --    32,182,638             --            --       32,182,638
    Newport News Shipbuilding Inc. common
      stock................................            --            --     20,557,371            --       20,557,371
                                             ------------   -----------    -----------    ----------   --------------
                                              139,774,170    32,182,638     20,557,371            --      369,709,200
   Collective trust funds --
    BZW Barclays Equity Index Fund.........            --            --             --            --       75,787,788
    BZW Barclays U.S. Debt Market Index
      Fund.................................            --            --             --            --       14,091,620
                                             ------------   -----------    -----------    ----------   --------------
                                                       --            --             --            --       89,879,408
   Registered investment companies --
    Fidelity Growth Company Fund...........            --            --             --            --      118,404,041
    INVESCO Value Trust Total Return
      Fund.................................            --            --             --            --        9,334,811
    Putnam New Opportunities Fund..........            --            --             --            --       55,365,566
    Templeton Foreign Fund.................            --            --             --            --       11,906,314
                                             ------------   -----------    -----------    ----------   --------------
                                                       --            --             --            --      195,010,732
   U.S. Treasury notes.....................            --            --             --            --      102,593,340
   BASIC Agreement on U.S. Treasury
    notes..................................            --            --             --            --         (619,267)
   Nations Cash Reserves...................     3,040,837       841,798        543,181     1,381,186      319,522,676
   Participant loans receivable............            --            --             --            --       36,479,042
                                             ------------   -----------    -----------    ----------   --------------
      Total investments....................   142,815,007    33,024,436     21,100,552     1,381,186    1,112,575,131
                                             ------------   -----------    -----------    ----------   --------------
 Receivables --
   Employees' contributions................            --            --             --            --        1,377,863
   Employers' contributions................     1,302,516            --             --            --        1,302,516
   Accrued interest........................        11,430         2,336          1,639        10,004        2,822,003
                                             ------------   -----------    -----------    ----------   --------------
                                                1,313,946         2,336          1,639        10,004        5,502,382
 Cash......................................            --            --             --         7,777            7,805
OPTION TRANSFERS RECEIVABLE (PAYABLE)......            --       (51,314)       (82,310)      257,306               --
                                             ------------   -----------    -----------    ----------   --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....  $144,128,953   $32,975,458    $21,019,881    $1,656,273   $1,118,085,318
                                             ============   ===========    ===========    ==========   ==============

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                              TENNECO THRIFT PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                           PARTICIPANT-DIRECTED INVESTMENTS
                               ----------------------------------------------------------------------------------------

                                                             BZW BARCLAYS     FIDELITY       INVESCO         PUTNAM
                               TENNECO INC.   BZW BARCLAYS    U.S. DEBT        GROWTH      VALUE TRUST         NEW
                                  COMMON      EQUITY INDEX   MARKET INDEX     COMPANY      TOTAL RETURN   OPPORTUNITIES
                                  STOCK           FUND           FUND           FUND           FUND           FUND
                               ------------   ------------   ------------     --------     ------------   -------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of
 year........................  $181,195,321   $75,987,509    $14,113,916    $118,742,420   $ 9,404,880     $55,834,476
                               ------------   -----------    -----------    ------------   -----------     -----------
ADD:
 Dividends --
   Tenneco Inc. common
     stock...................     1,868,276            --             --              --            --              --
   Other corporate
     securities..............            --            --             --              --            --              --
   Registered investment
     companies...............            --            --             --       5,067,634       425,750         516,448
 Interest....................        66,178            --             --              --            --              --
                               ------------   -----------    -----------    ------------   -----------     -----------
                                  1,934,454            --             --       5,067,634       425,750         516,448
 Net appreciation
   (depreciation) in fair
   value of investments......    (8,964,765)    9,770,707        445,550       2,994,413     1,083,221       3,307,246
                               ------------   -----------    -----------    ------------   -----------     -----------
     Net investment income
      (loss).................    (7,030,311)    9,770,707        445,550       8,062,047     1,508,971       3,823,694
 Contributions --
   Employees.................     3,919,872     2,982,615        591,879       4,844,456       980,676       3,313,451
   Employers.................            --            --             --              --            --              --
   Rollovers.................       264,681       348,757         74,925         470,837       231,311         442,853
                               ------------   -----------    -----------    ------------   -----------     -----------
     Total contributions.....     4,184,553     3,331,372        666,804       5,315,293     1,211,987       3,756,304
 Repayment of loan
   interest..................       117,462        43,951          5,141          66,478        10,908          39,076
 Transfers from other plans
   (Note 7)..................       269,620     5,471,291             --       2,821,841     4,199,343         828,463
                               ------------   -----------    -----------    ------------   -----------     -----------
     Total additions.........    (2,458,676)   18,617,321      1,117,495      16,265,659     6,931,209       8,447,537
                               ------------   -----------    -----------    ------------   -----------     -----------
DEDUCT:
 Withdrawals.................     7,670,260     4,323,720        517,050       6,466,658     1,070,167       2,085,360
 Administrative expenses.....            --            --             --              --            --              --
 Transfers to other plans
   (Note 6)..................   105,564,627    49,963,577      9,446,821      77,633,829     5,432,604      37,322,369
                               ------------   -----------    -----------    ------------   -----------     -----------
     Total deductions........   113,234,887    54,287,297      9,963,871      84,100,487     6,502,771      39,407,729
OPTION TRANSFERS.............    (1,807,234)    4,110,338      1,003,500       1,105,768     2,303,084      (1,566,168)
                               ------------   -----------    -----------    ------------   -----------     -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year.......  $ 63,694,524   $44,427,871    $ 6,271,040    $ 52,013,360   $12,136,402     $23,308,116
                               ============   ===========    ===========    ============   ===========     ===========

                                   PARTICIPANT-DIRECTED INVESTMENTS                NONPARTICIPANT-DIRECTED INVESTMENTS
                               ----------------------------------------   ------------------------------------------------------
                                                                                           EL PASO     NEWPORT NEWS
                                                                                         NATURAL GAS   SHIPBUILDING
                                TEMPLETON       MONEY                     TENNECO INC.     COMPANY         INC.
                                 FOREIGN        MARKET      PARTICIPANT      COMMON        COMMON         COMMON       CLEARING
                                  FUND           FUND          LOANS         STOCK          STOCK         STOCK        ACCOUNT
                                ---------       ------      -----------   ------------   -----------   ------------    --------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of
 year........................  $12,033,916   $414,857,814   $36,134,501   $144,128,953   $32,975,458   $21,019,881    $1,656,273
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
ADD:
 Dividends --
   Tenneco Inc. common
     stock...................           --             --            --      1,480,758            --            --            --
   Other corporate
     securities..............           --             --            --             --       300,986        72,223            --
   Registered investment
     companies...............      923,771             --            --             --            --            --            --
 Interest....................           --      6,394,743            --         57,922            --            --        80,050
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
                                   923,771      6,394,743            --      1,538,680       300,986        72,223        80,050
 Net appreciation
   (depreciation) in fair
   value of investments......     (720,468)            --            --     (8,098,730)    2,997,145     5,032,397            --
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
     Net investment income
      (loss).................      203,303      6,394,743            --     (6,560,050)    3,298,131     5,104,620        80,050
 Contributions --
   Employees.................    1,032,008      4,691,458            --             --            --            --            --
   Employers.................           --             --            --     20,025,767            --            --            --
   Rollovers.................      152,425        275,114            --             --            --            --            --
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
     Total contributions.....    1,184,433      4,966,572            --     20,025,767            --            --            --
 Repayment of loan
   interest..................       13,911        176,102            --        158,125            --            --            --
 Transfers from other plans
   (Note 7)..................      217,030     10,035,127       183,054             --        31,124        24,657            --
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
     Total additions.........    1,618,677     21,572,544       183,054     13,623,842     3,329,255     5,129,277        80,050
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
DEDUCT:
 Withdrawals.................      438,686     26,664,550       769,538      5,872,472     1,386,523       877,977            --
 Administrative expenses.....           --             --            --             --            --            --       828,146
 Transfers to other plans
   (Note 6)..................    7,444,874    306,970,408    27,881,794     95,605,152    20,323,328    13,709,078            --
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
     Total deductions........    7,883,560    333,634,958    28,651,332    101,477,624    21,709,851    14,587,055       828,146
OPTION TRANSFERS.............    2,280,919     (4,229,541)    1,343,984       (527,675)   (1,994,394)   (1,581,804)     (440,777)
                               -----------   ------------   -----------   ------------   -----------   -----------    ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year.......  $ 8,049,952   $ 98,565,859   $ 9,010,207   $ 55,747,496   $12,600,468   $ 9,980,299    $  467,400
                               ===========   ============   ===========   ============   ===========   ===========    ==========


                                   TOTAL
                                   -----
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of
 year........................  $1,118,085,318
                               --------------
ADD:
 Dividends --
   Tenneco Inc. common
     stock...................       3,349,034
   Other corporate
     securities..............         373,209
   Registered investment
     companies...............       6,933,603
 Interest....................       6,598,893
                               --------------
                                   17,254,739
 Net appreciation
   (depreciation) in fair
   value of investments......       7,846,716
                               --------------
     Net investment income
      (loss).................      25,101,455
 Contributions --
   Employees.................      22,356,415
   Employers.................      20,025,767
   Rollovers.................       2,260,903
                               --------------
     Total contributions.....      44,643,085
 Repayment of loan
   interest..................         631,154
 Transfers from other plans
   (Note 7)..................      24,081,550
                               --------------
     Total additions.........      94,457,244
                               --------------
DEDUCT:
 Withdrawals.................      58,142,961
 Administrative expenses.....         828,146
 Transfers to other plans
   (Note 6)..................     757,298,461
                               --------------
     Total deductions........     816,269,568
OPTION TRANSFERS.............              --
                               --------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year.......  $  396,272,994
                               ==============

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                              TENNECO THRIFT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997

                                                                      SHARES OR                     CURRENT
           IDENTITY OF ISSUE                DESCRIPTION OF ASSET      FACE VALUE       COST          VALUE
           -----------------                --------------------      ----------       ----         -------
CORPORATE SECURITIES:
  Tenneco Inc.*........................  Tenneco Inc. common stock     2,902,763   $118,356,016   $114,659,139
  El Paso Natural Gas Company..........  El Paso Natural Gas
                                         Company common stock            186,028      7,531,032     12,370,862
  Newport News Shipbuilding Inc........  Newport News Shipbuilding
                                         Inc. common stock               384,997      5,517,279      9,793,554
                                                                                   ------------   ------------
                                           Total corporate
                                             securities                             131,404,327    136,823,555
                                                                                   ------------   ------------
COLLECTIVE TRUST FUNDS:
  BZW Barclays Global Investors........  BZW Barclays Equity Index
                                         Fund                          1,695,548     32,495,724     44,326,926
  BZW Barclays Global Investors........  BZW Barclays U.S. Debt
                                         Market Index Fund               483,563      5,698,167      6,277,275
                                                                                   ------------   ------------
                                           Total collective trust
                                             funds                                   38,193,891     50,604,201
                                                                                   ------------   ------------
REGISTERED INVESTMENT COMPANIES:
  Fidelity Investments Institutional
    Services Co........................  Fidelity Growth Company
                                         Fund                          1,196,739     43,469,206     51,842,749
  INVESCO Funds Group, Inc.............  INVESCO Value Trust Total
                                         Return Fund                     415,489     11,019,344     12,086,577
  Putnam Management Company............  Putnam New Opportunities
                                         Fund                            477,896     20,452,848     23,249,618
  Franklin Templeton...................  Templeton Foreign Fund          810,142      8,593,099      8,060,909
                                                                                   ------------   ------------
                                           Total registered
                                             investment companies                    83,534,497     95,239,853
                                                                                   ------------   ------------
U.S. TREASURY NOTE:
  U.S. Government......................  U.S. Treasury note,
                                         7.250%, due February 15,
                                         1998                         $6,000,000      6,042,656      6,010,320
                                                                                   ------------   ------------
                                           Total U.S. Treasury note                   6,042,656      6,010,320
                                                                                   ------------   ------------
BASIC AGREEMENT:
  Bankers Trust Company................  BASIC Agreement on U.S.
                                         Treasury note, 7.250%, due
                                         February 15, 1998                    --            545         (8,557)
                                                                                   ------------   ------------
                                           Total BASIC Agreement                            545         (8,557)
                                                                                   ------------   ------------
MONEY MARKET FUND:
  NationsBank of Texas, N.A.*..........  Nations Cash Reserves        96,295,832     96,295,832     96,295,832
                                                                                   ------------   ------------
                                           Total money market fund                   96,295,832     96,295,832
                                                                                   ------------   ------------
GUARANTEED INVESTMENT CONTRACT:
  Aurora National Life Insurance.......  Guaranteed investment contract (dated August 1,
                                         1997, at 5.61%, due
                                         September 3, 1998)              221,242        221,242        221,242
                                                                                   ------------   ------------
                                           Total guaranteed
                                             investment contract                        221,242        221,242
                                                                                   ------------   ------------
TENNECO INC. THRIFT PLAN*..............  Participant loans
                                         receivable (interest rates
                                         ranging from 6% to 10%)       9,098,108      9,098,108      9,098,108
                                                                                   ------------   ------------
                                           Total assets held for
                                             investment purposes                   $364,791,098   $394,284,554
                                                                                   ============   ============

-------------------------
*Indicated party in interest.

                                                                     SCHEDULE II

                              TENNECO THRIFT PLAN

         SCHEDULE OF REPORTABLE TRANSACTIONS -- SERIES OF TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                       COSTS OF
                                                            IN-KIND                      COSTS OF       IN-KIND         ASSETS
     IDENTITY OF                             PURCHASE      EXCHANGES      SELLING       OF ASSETS      EXCHANGES      EXCHANGED
   PARTY INVOLVED         DESCRIPTION      PRICE(a)(c)       IN(c)      PRICE(b)(c)        SOLD          OUT(c)          OUT
   --------------         -----------      -----------     ---------    -----------     ---------      ---------      ---------
Tenneco Inc..........  Tenneco Inc.        $  9,728,303   $23,132,389   $ 14,989,563   $ 12,787,118   $203,117,686   $182,800,887
                       common stock
BZW Barclays Global
 Investors...........  BZW Barclays          14,636,589           --      21,511,003     17,947,632    34,357,155     29,186,618
                       Equity Index Fund
Fidelity Investments
 Institutional
 Services Co. .......  Fidelity Growth       17,615,823           --       9,537,699      7,102,647    77,633,829     62,646,441
                       Company Fund
NationsBank of Texas,
 N.A.................  Nations Cash         225,472,804           --     448,699,648    448,699,648            --             --
                       Reserves


     IDENTITY OF           NET
   PARTY INVOLVED      GAIN(LOSS)
   --------------      ----------
Tenneco Inc..........  $22,519,244
BZW Barclays Global
 Investors...........    8,733,908
Fidelity Investments
 Institutional
 Services Co. .......   17,422,440
NationsBank of Texas,
 N.A.................           --

-------------------------
(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.

    NOTE: This schedule is a listing of series of transactions in the same security which exceed 5 percent of the market value of the Tenneco Thrift Plan assets held on January 1, 1997. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                                                    SCHEDULE III

                              TENNECO THRIFT PLAN

           SCHEDULE OF REPORTABLE TRANSACTIONS -- SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                COST OF
                                          PURCHASE    IN-KIND      SELLING          COST         IN-KIND         ASSETS
      IDENTITY OF                          PRICE     EXCHANGES      PRICE        OF ASSETS      EXCHANGES      EXCHANGED
    PARTY INVOLVED         DESCRIPTION     (a)(c)      IN(c)        (b)(c)          SOLD          OUT(c)          OUT
    --------------         -----------    --------   ---------     -------       ---------      ---------      ---------
Tenneco Inc............  Tenneco Inc.
                         common stock        $--        $--      $         --   $         --   $125,694,568   $112,712,876
Tenneco Inc............  Tenneco Inc.
                         common stock        --         --                 --             --     71,255,896     64,066,289
Fidelity Investment
  Institutional
  Services Co. ........  Fidelity Growth
                         Company Fund        --         --                 --             --     57,647,934     46,304,796
NationsBank of
  Texas, N.A...........  Nations Cash
                         Reserves            --         --        213,079,882    213,079,882             --             --
NationsBank of
  Texas, N.A...........  Nations Cash
                         Reserves            --         --         93,833,911     93,833,911             --             --


                             NET
      IDENTITY OF           GAIN
    PARTY INVOLVED         (LOSS)
    --------------         ------
Tenneco Inc............
                         $12,981,692
Tenneco Inc............
                           7,189,607
Fidelity Investment
  Institutional
  Services Co. ........
                          11,343,138
NationsBank of
  Texas, N.A...........
                                  --
NationsBank of
  Texas, N.A...........
                                  --

-------------------------
(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.

    NOTE: This schedule is a listing of single transactions which exceed 5 percent of the market value of the Tenneco Thrift Plan assets held on January 1, 1997. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO THRIFT PLAN

Date: June 26, 1998                                        By: /s/ DANA G. MEAD
                                               ---------------------------------------------
                                                               Dana G. Mead
                                                          Chairman of the Tenneco
                                                            Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

  23       --Consent of Independent Public Accountants